SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission file number 001-15014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(Address of the Plan) (Zip Code)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN LIFE FINANCIAL INC.
(Name of the Issuer)

150 King Street, West, Suite 1400
Toronto, Ontario Canada M5H 1J9
(Address of the Issuer's Principal Executive Office) (Zip Code)

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Items 1-3. The audited statement of financial condition and the audited statement of income and changes in plan equity are omitted pursuant to Item 4 of Form 11-K.

Item 4. Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA:

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-12

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	13-14

SIGNATURES	15

INDEX TO EXHIBITS	16

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Sun Life Assurance Company of Canada (U.S.)
United States Employees’ Sun Advantage Savings and Investment Plan
Wellesley Hills, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the Sun Life Assurance Company of Canada (U.S.) United States Employees’ Sun Advantage Savings and Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
June 25, 2009

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Participant-directed investments, at fair value:
Cash	$ 270,779	$ 447,483
Mutual funds	137,131,024	189,735,150
Vanguard Retirement Savings Trust II	59,577,342	50,959,949
Sun Life Financial Stock Fund	5,081,752	10,529,362
Assets held in Self-Managed Accounts	1,546,511	1,825,794
Participant loans	3,460,902	3,332,882

Total investments	207,068,310	256,830,620

Employer contributions receivable	3,945,660	427,594

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	211,013,970	257,258,214

Adjustment from fair value to contract value for fully benefit-responsive investment contract	778,897	(474,592)

NET ASSETS AVAILABLE FOR BENEFITS	$ 211,792,867	$ 256,783,622

See notes to financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

INVESTMENT ACTIVITY:
Net depreciation in fair value of investments	$ (81,605,229)	$ (218,124)
Interest	2,671,957	2,418,661
Dividends	5,460,154	15,662,429

Total investment activity	(73,473,118)	17,862,966

CONTRIBUTIONS:
Employer	25,714,810	19,489,990
Participants	20,579,519	19,521,392
Participant rollovers	2,007,031	4,307,212

Total contributions	48,301,360	43,318,594

DEDUCTIONS:
Benefits paid directly to participants	19,818,997	20,223,542

NET (DECREASE) INCREASE	(44,990,755)	40,958,018

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	256,783,622	215,825,604

End of year	$ 211,792,867	$ 256,783,622

See notes to financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following brief description of the Sun Life Assurance Company of Canada (U.S.) United States Employees' Sun Advantage Savings and Investment Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is sponsored by Sun Life Assurance Company of Canada (U.S.) (the "Company" or "Plan Sponsor"). The Plan was established for the benefit of the Company’s U.S. employees and the U.S. employees of its affiliates that elected to become participating employers, Sun Capital Advisers LLC, Sun Life Financial Distributors, Inc., and Sun Life Investments LLC, under the Plan.  The purpose of the Plan is to permit eligible employees of the Company and participating employers to defer and receive employer-matching contributions in order to provide funds for employees in the event of death, disability, unemployment and retirement.  Any employee, 21 years or older, is eligible to become a participant in the Plan as soon as administratively feasible after his or her first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On January 1, 2006 the Plan was amended and restated to establish a Retirement Investment Account (“RIA”) for the participants of the Plan, including certain participants of the Sun Life Assurance Company of Canada (U.S.) United States Employees' Retirement Income Plan ("Defined Benefit Plan") whose benefits under the Defined Benefit Plan were frozen as of December 31, 2005.  The RIA participants of the Plan have additional employer contributions made to the Plan as discussed below.

Effective May 31, 2007, eligible employees who transferred as part of Sun Life Financial Inc.’s acquisition of Genworth Financial, Inc.’s U.S. Employee Benefits Group were credited with prior Genworth service for the purpose of vesting in the Plan and for RIA credited service used in calculating RIA contributions under the Plan.

Effective August 29, 2007, the Plan was amended to include a Self-Managed Account for participants who desire to actively manage and select external investments through the use of a brokerage account.

Effective November 7, 2007, Independent Financial Marketing Group, Inc. (“IFMG”) ceased to be an Affiliated Employer under the Plan because of the acquisition of IFMG's capital stock by LPL Holdings, Inc. As of that date, the Plan was amended to allow IFMG to continue as a participating employer. Effective December 9, 2008, the Plan was amended to eliminate IFMG as a participating employer.

Contributions - Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant in the 401(k) account by entering into a salary reduction agreement.  The agreement provides that the participant agrees to accept a reduction in compensation in an amount equal to 1% to 60% of his or her compensation.  During 2002, the Plan adopted Age 50 Catch Up Contributions as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001.  Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participating employers contribute an amount equal to 50% of the first six percent of compensation that a participant contributes to the 401(k) Plan.

The Company also contributes to the RIA a percentage of participant’s eligible compensation as determined per the following chart based on the sum of the participant’s age and service on January 1 of the applicable plan year–

Age Plus Service	Company Contribution
Less than 40	3%
At least 40 but less than 55	5%
At least 55	7%

For RIA participants who are at least age 40 on January 1, 2006 and whose age plus service on January 1, 2006 equals or exceeds 45, the Company also contributes to the RIA from January 1, 2006 through December 31, 2015, a percentage of the participant’s eligible compensation as determined per the following chart based on the participant’s age and service on January 1, 2006 –

	Service
Age	Less than 5 years	5 or more years
At least 40 but less than 43	3.0%	5.0%
At least 43 but less than 45	3.5%	5.5%
At least 45	4.5%	6.5%

For RIA participants who did not become participants in the Defined Benefit Plan before January 1, 2006, the Company made a one-time RIA contribution in January 2006 based on the applicable percentage from the first chart above as of January 1, 2006 and their eligible compensation paid during the period beginning on their hire date and ending on December 31, 2005.

As of December 31, 2008 the Plan has recorded a $3,511,216 one time discretional RIA contribution receivable from the Company. The contribution was paid into the Plan in March 2009.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the participating employer's matching contribution, and allocations of Plan earnings, and charged with an allocation of Plan losses and investment related expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.  Participant selections of one or more of the investment options must be in multiples of 1%. Participating employer matching contributions are invested in accordance with participant investment allocations.  The Plan currently offers many mutual funds, the Sun Life Financial Stock Fund (a party-in-interest), a Self-Managed Account and a stable value fund as investment options for participants.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the participating employer's contribution portion of their accounts is based on years of continuous service.  A participant vests at the rate of 20 percent per year of credited service and is 100 percent vested after five years of credited service. A participant is fully vested in his or her share of the participating employer contributions upon retirement at normal retirement age or older, disability, or death, regardless of the length of service.

Participant Loans - A participant may borrow up to 50% of his or her vested account balance with a minimum loan balance of $1,000 and a maximum loan balance of $50,000.  Repayment is effected through payroll deductions over a period of one to five years for non-mortgage loans and over a period of one to 15 years for mortgage loans.  Loan repayments are credited against investments, as allocated in the participant's account.  The loans are secured by the balance in the participant's account and bear interest at local prevailing rates at the time funds are borrowed. At December 31, 2008 interest rates range from 4.0% to 8.5%.  Maturity dates are through November 20, 2023.

Payment of Benefits - The Plan provides for normal retirement benefits to be paid to participants who have reached the age of 65.  If the participant's service with the participating employer terminates, other than by reason of retirement, the participant may elect to receive his or her distribution following his or her termination of employment.  Distributions will be made in installments or in a lump sum, except if the participant's account balance is $5,000 or less, in which case payment will only be made in a lump sum.

Forfeitures - In the event that a participant terminates service prior to completing five years with the participating employer, the nonvested portion of his or her account will be forfeited.  At December 31, 2008 and 2007, forfeited amounts not yet allocated totaled $43,523 and $47,490, respectively.  These accounts will be used to reduce future participating employer matching contributions.  Employer contributions were reduced by $1,507,574 and $2,330,245 from forfeited nonvested accounts for the years ended December 31, 2008 and 2007, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment instruments, including mutual funds, collective trusts, and stocks.  Investment securities in general, are exposed to various risks, such as interest rate, credit, and market risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  Common stock is valued at quoted market prices. Assets held in the Self-Managed Accounts are stated at fair value based on quoted market prices of the assets held in the accounts. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trusts, which are stable value funds, with underlying investments fully benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value, as discussed below.  Participant loans are stated at the outstanding loan balances, which approximates fair value.

In accordance with Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94 4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the

stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor except for certain fees which are paid by the participants. These fees include loan fees, advisory fees, and fund redemption fees. For the years ended December 31, 2008 and 2007, these fees which totaled $47,580 and $46,772, respectively, are included in benefits paid directly to participants.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of IRC limits.

New Accounting Pronouncements - The financial statements reflect the prospective adoption of Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS No. 157”), as of the beginning of the year ended December 31, 2008 (see Note 6). SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of SFAS No. 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3.	PLAN ADMINISTRATOR AND TRUSTEE

The U.S. Benefit Plans Committee (the "Committee") is the named Plan Administrator of the Plan.  At December 31, 2008, the Committee consisted of seven members:  Janet V. Whitehouse, Keith Gubbay, Robert J. De Clercq, John T. Donnelly, Teresa A. Vellante Ham, Philip G. Malek and Maura Slattery Machold. State Street Bank and Trust Company is the named Trustee of the Sun Life Assurance Company of Canada (U.S.) United States Employees' Sun Advantage Savings and Investment Trust.

4.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated October 29, 2002, in which the Internal Revenue Service stated that the Plan and related trust as then designed were in compliance with the applicable regulations of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6.	INVESTMENTS

The Plan's investments that represented 5% or more of the fair value of the Plan's net assets available for benefits as of December 31 were as follows:

	2008	2007
Mutual funds:
MFS Massachusetts Investors Growth Stock Fund	$ -	$ 13,485,369
MFS Total Return Fund	13,861,377	18,167,292
Fidelity Blue Chip Growth Fund	10,955,809	21,142,522
JP Morgan Capital Growth Fund	-	16,701,706
T Rowe Price International Stock Fund	-	13,944,712
Vanguard Institutional Index Fund	18,720,762	27,620,458
Vanguard Total Bond Market Index Fund	12,643,328	-
Fidelity Advisor Diversified International Fund	10,736,438	17,121,437
Common collective trust:
Vanguard Retirement Savings Trust II	59,577,342	50,959,949

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) depreciated in value by $81,605,229 and $218,124, respectively, as follows:

	2008	2007

Mutual funds	$ (73,751,048)	$ (2,577,975)
Sun Life Financial Stock Fund	(6,553,326)	2,424,735
Assets held in Self-Managed Accounts	(1,300,855)	(64,884)
Net depreciation in fair value of investments	$ (81,605,229)	$ (218,124)

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (i.e., Level 1, 2 and 3).  Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.  Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities.  Level 3 inputs are unobservable inputs reflecting the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability.

The following table discloses the fair value hierarchy for Plan investments as of December 31, 2008:

Participant-directed investments, at fair value	Level 1	Level 2	Level 3	Total
Cash	$ 270,779	$ -	$ -	$ 270,779
Mutual funds	137,131,024	-	-	137,131,024
Vanguard Retirement Savings Trust II	-	59,577,342	-	59,577,342
Sun Life Financial Stock Fund	5,081,752	-	-	5,081,752
Assets held in Self-Managed Accounts
Common stock	949,375	-	-	949,375
Preferred stock	3,200	-	-	3,200
Mutual funds	593,936	-	-	593,936
Participant loans	-	-	3,460,902	3,460,902
Total participant-directed investments, at fair value	$ 144,030,066	$ 59,577,342	$ 3,460,902	$ 207,068,310

The following table shows a reconciliation of the beginning and ending balances for plan assets which are categorized as Level 3.

Participant Loans

Beginning balance January 1, 2008	$ 3,332,882
Purchases, issuances and settlements	128,020
Ending balance December 31, 2008	$ 3,460,902

7.	STABLE VALUE FUND

The Vanguard Retirement Savings Trust II (the “Trust”), is a collective investment trust established on August 31, 2001, under Section 404 of the Pennsylvania Banking Code.  The Trust provides for the collective investment of assets of tax-exempt pension and profit-sharing plans. The Trust invests solely in Vanguard Retirement Savings Trust Master Trust (“VRST Master Trust”). The underlying investments in VRST Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts, and bond mutual funds that are selected by the Trustee, Vanguard Fiduciary Trust Company.  The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries. An investment in the Trust is neither insured nor guaranteed by the U.S. government or by Vanguard, and there is no assurance that the VRST Master Trust will be able to maintain a stable net asset value of $1 per unit.

Investments held by the Trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets of the Trust attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans.

Traditional investment contracts issued by insurance companies and banks are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value.  For traditional investment contracts, fair value compromises the expected future cash flows for each contract discounted to present value.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  The crediting rate on traditional contracts is typically fixed for the life of the investment.
The Trust imposes certain restrictions on the Plan, and the Trust itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Trust to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Limitations on Contract Value Transactions — Any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. The following events may limit the ability of the Trust to transact at contract value:

•           Partial or complete legal termination of the Trust or a unit holder
•           Tax disqualification of the Trust or unit holder
•           Certain Trust amendments if issuers’ consent is not obtained

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform the pre-established investment guidelines.

8.	EXEMPT PARTY-IN-INTEREST

An affiliate of the Plan Sponsor manages several mutual fund investment options within the Plan.  These investments include MFS Massachusetts Investors Growth Stock Fund, MFS High Income Fund, MFS Government Securities Fund and MFS Total Return Fund, each of which is an investment company registered under the Investment Company Act of 1940. Investment advisory fees are paid from the funds to the affiliate.

At December 31, 2008 and 2007, the Plan held 219,609 and 188,226 shares, respectively, of common stock of Sun Life Financial Inc., an affiliate of the Plan Sponsor, with cost bases of $7,821,895 and $6,692,629, respectively.  During the years ended December 31, 2008 and 2007, the Plan recorded dividend income from such securities of $211,983 and $148,776, respectively.  These transactions qualified as permitted party-in-interest transactions.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total investments per the financial statements to the Form 5500 as of December 31, 2008 and 2007.

	2008	2007

Total investments, at fair value, per the financial statements	$ 207,068,310	$ 256,830,620
Adjustment from fair value to contract value for fully
benefit-responsive investment contract	778,897	(474,592)
Total investments per Form 5500	$ 207,847,207	$ 256,356,028

* * * * * *

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
(a)	(b) Identity of Issue,	(c) Description of Investment,	(d) Cost**	(e) Current
	Borrower, Lessor	Including Collateral, Rate		Value
	or Similar Party	of Interest, Maturity Date,
		Par or Maturity Value
	Vanguard	Vanguard Retirement Savings Trust II – Common Collective Trust
		60,356,239 shares		$ 60,356,239
		Mutual funds:
*	Massachusetts Financial Services	MFS High Income Fund -
		1,541,273.658 shares		3,714,470
		MFS Government Securities Fund -
		470,552.172 shares		4,710,227
		MFS Total Return Fund -
		1,211,658.821 shares		13,861,377
		MFS Massachusetts Investors Growth Stock Fund -
		761,599.228 shares		7,311,353
	Fidelity Investments	Fidelity Blue Chip Growth Fund -
		416,412.339 shares		10,955,809
		Fidelity Low-Priced Stock Fund -
		186,853.907 shares		4,320,062
		Fidelity Small Cap Stock Fund -
		513,612.294 shares		5,033,400
		Fidelity Advisor Diversified International Fund -
		867,941.635 shares		10,736,438
	Vanguard	Vanguard Growth Index Fund -
		50,337.590 shares		946,347
		Vanguard Institutional Index Fund -
		226,808.355 shares		18,720,762
		Vanguard Total Bond Market Index Fund -
		1,241,977.182 shares		12,643,328
		Vanguard Mid-Cap Index Fund -
		41,708.861 shares		492,165
		Vanguard Small Cap Index Fund -
		17,677.725 shares		360,626
		Vanguard Inflation-Protected Securities Fund -
		96,865.585 shares		2,191,099
		Vanguard Value Index Fund -
		26,274.592 shares		422,495
		Vanguard Morgan Growth Fund -
		67,106.636 shares		2,349,403
	JP Morgan	JP Morgan Capital Growth Fund -
		372,345.668 shares		9,465,027
	T. Rowe Price	T. Rowe Price International Stock Fund -
		881,237.180 shares		7,446,454
		T. Rowe Price Equity Income Fund -
		336,826.024 shares		5,752,989
		T. Rowe Price Mid-Cap Value Fund -
		601,873.706 shares		8,588,738
		T. Rowe Price Retirement Income Fund -
		2,033.692 shares		20,988
		T. Rowe Price Retirement 2010 Fund -
		11,359.966 shares		127,345

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
(a)	(b) Identity of Issue,	(c) Description of Investment,	(d) Cost**	(e) Current
	Borrower, Lessor	Including Collateral, Rate		Value
	or Similar Party	of Interest, Maturity Date,
		Par or Maturity Value
		T. Rowe Price Retirement 2015 Fund -
		37,091.845 shares		307,862
		T. Rowe Price Retirement 2020 Fund -
		26,246.215 shares		291,595
		T. Rowe Price Retirement 2025 Fund -
		54,314.640 shares		431,258
		T. Rowe Price Retirement 2030 Fund -
		34,825.587 shares		388,654
		T. Rowe Price Retirement 2035 Fund -
		34,805.673 shares		271,136
		T. Rowe Price Retirement 2040 Fund -
		29,884.957 shares		331,125
		T. Rowe Price Retirement 2045 Fund -
		33,419.733 shares		246,638
		T. Rowe Price Retirement 2050 Fund -
		24,268.457 shares		150,464
		T. Rowe Price Retirement 2055 Fund -
		3,833.423 shares		23,499
	American Funds	American Funds The New Economy Fund -
		19,401.147 shares		302,464
	Alger	Alger SmallCap and MidCap Growth Fund -
		8,267.992 shares		73,668
	Alliance Bernstein	Alliance Bernstein Small /Mid Cap Value Fund -
		9,882.482 shares		98,825
	Selected American	Selected American Fund -
		141,857.332 shares		4,042,934
		Total Mutual Funds		137,131,024
	Self-Managed Accounts	Self-Managed Accounts -		1,546,511
*	Sun Life Financial	Sun Life Financial Stock Fund -
		219,609 shares		5,081,752
*	Plan participants	Loans to participants, secured by underlying
		participant account balances, interest rates
		from 4.0% to 8.5%, maturity dates through 2023		3,460,902
	State Street	Cash - State Street Research Short Term Investment Fund - 270,779 shares		270,779
		TOTAL INVESTMENTS PER FORM 5500		$ 207,847,207
* Party-in-interest. ** Cost is not required for participant directed investments and therefore has not been included.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By: /s/ Robert J. De Clercq
Robert J. De Clercq
Member, U.S. Benefit Plans Committee

Dated: June 25, 2009

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm